February 14, 2012

VIA FAX & EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Actuant Corporation

Comment Letter dated February 1, 2012

Form 10-K for the Fiscal Year ended August 31, 2011

Filed October 28, 2011

File No. 001-11288

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Staff’s comments on its review of our Form 10-K for the fiscal year ended August 31, 2011. For your convenience, each of the Staff’s comments has been reprinted below in bold and italics.

Form 10-K for the Fiscal Year Ended August 31, 2011

Note 11 – Employee Benefit Plans, page 46

1.	We note on page 47 that the discount rate used to determine your net periodic benefit cost decreased from 5.60% in 2010 to 4.60% in 2011. Please tell us and provide a discussion in future filings of the contributing factors underlying material changes in your assumptions.

As disclosed on page 47 of our Form 10-K, net periodic benefit cost related the Company’s U.S. defined benefit pension plans was $556,000, $48,000 and $(373,000) for fiscal 2011, 2010 and 2009, respectively. The discount rate used to calculate net periodic benefit cost for the current year is determined as of the previous fiscal year-end balance sheet date (i.e. the 4.6% discount rate utilized to determine the net periodic benefit cost for the twelve months ended August 31, 2011 was determined at August 31, 2010). The discount rate assumption was determined by referencing high-quality long-term bond yields that are laddered to the duration of our benefit obligations. The reduction in the discount rate used to determine net periodic benefit costs was due to fluctuations in the interest rate environment – the result of the general economic crisis that existed during fiscal 2009 and 2010. As a point of reference, the 10 year Merrill Lynch high quality bond index yield was 5.84% at August 31, 2009 and 4.89% at August 31, 2010.

A 100 basis point change in the discount rate does not materially impact net period benefit cost (less than $50,000 impact) and therefore no additional disclosure was provided in the Form 10-K regarding contributing factors for the reduction in the discount rate. However, in future filings, to the extent a change in assumptions results in a material change to net periodic benefit cost, we will provide a discussion of the contributing factors.

Note 12 – Income Taxes, page 50

2.	On page 52 you disclose earnings before income taxes related to non-United States operations. In future filings please disclose the domestic pre-tax income amounts for each period presented. Refer to Rule 4-08(h) of Regulation S-X for guidance. Furthermore, it appears that domestic pre-tax income was either flat or generated a much smaller increase in 2011 relative to foreign. In future filings please include in MD&A a discussion of the contributing factors impacting domestic and foreign pre-tax income. Please show us a draft disclosure explaining the apparent, material disparity between the 2011 pre-tax earnings growth rates for domestic vs. foreign operations. Such disclosure should quantify the material factors which explain this disparity. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

As summarized in the table below, pre-tax income, including both continuing and discontinued operations, increased approximately three-fold for both domestic and foreign entities from fiscal 2010 to fiscal 2011. The comparability of pre-tax income between fiscal 2009 and 2010 was impacted by impairment charges as described on page 41, Note 6, “Impairment Charges.” Additionally, substantially all corporate headquarter and financing costs are included in the “domestic” pre-tax earnings, which impact the comparability of geographic profits and margins.

In future filings we will add disclosure of the domestic pre-tax income amounts and a discussion of the contributing factors impacting domestic and foreign pre-tax income. The following is an example of the disclosure:

Earnings before income taxes, including both continuing and discontinued operations, are summarized as follows (in thousands):

	August 31,
	2011	2010	2009
Domestic	$40,096	$14,967	$(33,426)
Foreign	102,125	33,044	43,886
Total	$142,221	$48,011	$10,460

Both domestic and foreign pre-tax earnings are impacted by changes in sales levels, acquisition and divestiture activities (see Note 2 “Acquisitions” and Note 3 “Discontinued Operations”), restructuring and impairment charges (see Note 4 “Restructuring” and Note 6 “Impairment Charges”), cost reduction initiatives, growth investments, debt levels, interest rates and the impact of changes in foreign currency exchange rates.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your feedback and continuously strive to improve our financial reporting. Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer